CODEXIS, INC.

200 Penobscot Drive

Redwood City, California 94063

(650) 421-8100

May 10, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Richie

Re:	Codexis, Inc.
Registration Statement on Form S-3
File No. 333-279082

Acceleration Request
Requested Date: May 14, 2024
Requested Time: 9:00 A.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Codexis, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-279082 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 9:00 A.M., Eastern Time, on May 14, 2024, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Carlton Fleming of Sidley Austin LLP at (415) 772-1207.

Very truly yours,

/s/ Sriram Ryali

Sriram Ryali Chief Financial Officer

cc:	Carlton Fleming, Sidley Austin LLP